
February 22, 2021

David Nikzad
President
Ei.Ventures, Inc.
1215 South Kihei Road, #424
Kihei, HI 96753

> **Re: Ei.Ventures, Inc.**
> **Amendment No. 4 to Draft Offering Statement on Form 1-A**
> **Submitted February 16, 2021**
> **CIK No. 0001823182**

Dear Mr. Nikzad:

We have reviewed your amended draft offering statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

DOS/A Submitted February 16, 2021

Financial Sattements, page F-2

1. Generally Accepted Auditing Standards require that the auditors read the interim financial statements prior to issuing a consent. Your existing disclosure could reasonably be misunderstood by a reader to mean that this requirement was not fulfilled. Please clarify your disclosure to eliminate any potential confusion as to whether the auditors read the interim financial statements. A statement that the auditors were not engaged to perform a review of the interim financial statements would suffice.

David Nikzad
Ei.Ventures, Inc.
February 22, 2021
Page 2

You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Travis Wilson